SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2019

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.

(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company

CNPJ/ME 02.558.115/0001-21

NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 3rd, 2019

DATE, TIME AND PLACE: December 3rd, 2019, at 11.00 a.m., at the head office of TIM Participações S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Norte, 12° floor, room 1212, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of the Company was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Carlo Nardello, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Pietro Labriola and Raimondo Zizza, either in person or by means of audio or videoconference, as provided in paragraph 2nd, Article 25 of the Company’s By-laws. Justified absence of Messrs. Agostino Nuzzolo and Elisabetta Romano.

BOARD: Mr. Nicandro Durante - Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Statutory Audit Committee; (2) To acknowledge on the activities carried out by the Control and Risks Committee; (3) Presentation on the Brazilian General Data Protection Law (LGPD); (4) To resolve on the Statutory Audit Committee’s budget for the year of 2020; (5) To acknowledge on the Industrial Plan for 2020-2022 and to resolve on the budget for the year of 2020; (6) To resolve on the agreement(s) for the supply of services between the subsidiary of the Company, TIM S.A., and Telecom Italia S.p.A.; (7) To resolve on the agreement(s) for the supply of services between the subsidiary of the Company, TIM S.A., and TI Sparkle Brasil Telecomunicações Ltda.; (8) To resolve on the Corporate Calendar for the year of 2020; and (9) To resolve on the Company’s Board of Directors’ Work Plan for the year of 2020.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM PARTICIPAÇÕES S.A.

DECEMBER 3rd, 2019

Initially, it was reported the receipt of the resignation letter presented by Mr. Piergiorgio Peluso, on November 28th, 2019, effective immediately, to his positions as Board Member and Control and Risks Committee Member of the Company. The Board members thanked Mr. Peluso for his commitment and dedication in the performance of his duties throughout his mandate.

(1) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meeting held on December 2nd, 2019, as per Mr. Gesner Oliveira’s report, Coordinator of the CAE.

(2) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”) at its meeting held on December 2nd, 2019, as per Mr. Herculano Aníbal Alves’ report, Chairman of the CCR.

(3) Acknowledged on the plan/schedule of the Company’s project regarding the Brazilian General Data Protection Law (LGPD), which encompasses phases and macro activities, including the established terms for the execution of each one of the indicated stages until the date of effectiveness of the referred law, provided for the year of 2020.

(4) As provided by CVM Instruction nº 509/2011 and the Internal Rules of the CAE, approved the budget allocation of the Statutory Audit Committee of the Company for the year of 2020, exclusively intended for the purpose of consultations, evaluations and investigations within the scope of its activities, including the hiring and use of independent external experts.

(5) Messrs. Pietro Labriola, Diretor Presidente (Chief Executive Officer) of the Company, Adrian Calaza, Diretor Financeiro (Chief Financial Officer) and Diretor de Relações com Investidores (Investor Relations Officer) of the Company, Leonardo Capdeville, Chief Technology Information Officer, and Renato Ciuchini, representative of the Strategy & Transformation area, presented the general assumptions of the Company’s Industrial Plan for the years of 2020-2022. After the presentation, the Board members acknowledged on and discussed the budget guidelines of the Company and its subsidiary, TIM S.A., to be used for the year of 2020.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM PARTICIPAÇÕES S.A.

DECEMBER 3rd, 2019

(6) Approved the execution of agreements for the supply of services between the subsidiary of the Company, TIM S.A., and Telecom Italia S.p.A., based on the Statutory Audit Committee’s favorable opinion, at its meeting held on December 2nd, 2019.

(7) Approved the execution of agreements for the supply of services between the subsidiary of the Company, TIM S.A., and TI Sparkle Brasil Telecomunicações Ltda., based on the conditions and Statutory Audit Committee’s favorable opinion, at its meeting held on November 4th, 2019.

(8) Approved the proposal for the Company's Calendar of Corporate Events for the year of 2020.

(9) Approved the Company’s Board of Directors’ Work Plan for the year of 2020.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Nicandro Durante, Carlo Nardello, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Pietro Labriola and Raimondo Zizza.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), December 3rd, 2019.

JAQUES HORN

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: December 3, 2019	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.